UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 5)*

Massbank Corp. (Name of Issuer)
Common Stock (Title of Class of Securities)
576152102 (CUSIP Number)
Lawrence B. Seidman, 100 Misty Lane, Parsippany, NJ 07054 (973) 952-0405 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
January 30, 2008 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ·· 240.13d-1(e), 240.13d-1 (f) or 240.13d-1(g), check the following box.   (    )

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See · 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 576152102

1.	Seidman and Associates, LLC 22-3343079

2.	Check the Appropriate Box if a Member of a Group* (a.) (X) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization New Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 56,601

	8.	Shared Voting Power

	9.	Sole Dispositive Power 56,601

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 56,601

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 1.33

14.	Type of Reporting Person OO

SCHEDULE 13D
CUSIP No. 576152102

1.	Seidman Investment Partnership, LP 22-3360359

2.	Check the Appropriate Box if a Member of a Group* (a.) (X) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization New Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 56,501

	8.	Shared Voting Power

	9.	Sole Dispositive Power 56,501

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 56,501

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 1.33

14.	Type of Reporting Person PN

SCHEDULE 13D
CUSIP No. 576152102

1.	Seidman Investment Partnership II, LP 22-3603662

2.	Check the Appropriate Box if a Member of a Group* (a.) (X) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization New Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 56,001

	8.	Shared Voting Power

	9.	Sole Dispositive Power 56,001

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 56,001

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 1.32

14.	Type of Reporting Person PN

SCHEDULE 13D
CUSIP No. 576152102

1.	Broad Park Investors, LLC 22-6759307

2.	Check the Appropriate Box if a Member of a Group* (a.) (X) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization New Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 54,801

	8.	Shared Voting Power

	9.	Sole Dispositive Power 54,801

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 54,801

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 1.29

14.	Type of Reporting Person OO

SCHEDULE 13D
CUSIP No. 151408101

1.	LSBK06-08, LLC 20-8067445

2.	Check the Appropriate Box if a Member of a Group* (a.) (X) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization New Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 36,778

	8.	Shared Voting Power

	9.	Sole Dispositive Power 36,788

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 36,788

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 0.87

14.	Type of Reporting Person OO

SCHEDULE 13D
CUSIP No. 576152102

1.	Berggruen Holdings North America Ltd.

2.	Check the Appropriate Box if a Member of a Group* (a.) (X) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 53,131

	8.	Shared Voting Power

	9.	Sole Dispositive Power 53,131

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 53,131

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 1.25

14.	Type of Reporting Person CO

SCHEDULE 13D
CUSIP No. 576152102

1.	Lawrence B. Seidman ###-##-####

2.	Check the Appropriate Box if a Member of a Group* (a.) (X) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* PF, WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 315,114

	8.	Shared Voting Power

	9.	Sole Dispositive Power 315,114

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 315,114

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 7.43

14.	Type of Reporting Person IN

This statement on Schedule 13 D which was filed on July 27, 2007, Amendment No. 1 which was filed on August 7, 2007, Amendment No. 2 which was filed on November 2, 2007, Amendment No. 3 which was filed on December 20, 2007 and Amendment No. 4 which was filed on January 14, 2007 on behalf of Seidman and Associates, L.L.C (“SAL”), Seidman Investment Partnership, L.P. (“SIP”), Seidman Investment Partnership II, L.P. (“SIPII”), Broad Park Investors, L.L.C (“Broad Park”), Berggruen Holdings North America Ltd. (“Berggruen”), Lawrence Seidman (“Seidman”), LSBK06-08, L.L.C. (“LSBK”), Thomas C. Goggins ("Goggins"), and Welles C. Hatch ("Hatch"), collectively, the (“Reporting Persons”) with respect to the Reporting Persons’ beneficial ownership of shares of Common stock (“the Shares”) of Massbank Corp., a Massachusetts corporation, (“the Company”) is hereby amended as set forth below: Such statement on Schedule 13D is hereinafter referred to as the “Schedule 13D”. Terms used herein which are defined in the Schedule 13D shall have their respective meanings set forth in the Schedule 13D.

Item 4. Purpose of Transaction

On January 30, 2008, Lawrence B. Seidman sent a letter to Gerard H. Brandi, the Company's Chairman of the Board, President and Chief Executive Officer.  This letter addresses inquiries made by Mr. Brandi to Mr. Seidman's business associates about Mr. Seidman's present service as a Board Member .

This letter, in its entirety, is attached hereto as Exhibit A.

5. Interest in Securities of the Issuer

(a)(b)(c)  As of the close of business on January 29, 2008, the Reporting Persons owned beneficially an aggregate of 317,314 shares of Common Stock which constituted approximately 7.48% of the 4,241,779 shares of Common Stock outstanding as of December 31, 2007 as disclosed in the Issuer's Earnings Press Release for the period ended December 31, 2007.

Schedule A attached below describes transactions except for previously reported transactions in the Common Stock effected by the Reporting Persons within the past (60) days.  Except as set forth in this Item 5, none of the Reporting Persons owns beneficially or has a right to acquire beneficial ownership of any Common Stock, and except as set forth in this Item 5, none of the Reporting Persons has effected transactions in the Common Stock during the past sixty (60) days, except for previously reported transactions.

7. Material to be filed as Exhibits Schedule A Stock Purchase Transactions Exhibit A Letter to Gerard H. Brandi

Signature After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 30, 2008

By:	/s/ Lawrence B. Seidman Power of Attorney pursuant to Joint Agreement dated October 30, 2007

Schedule A

Entity	Date Purchased	Cost per Share	Cost	Shares
SAL	1/15/2008	36.1392	40,475.86	1,120
SAL	1/22/2008	36.0700	36,070.00	1,000
SAL	1/25/2008	36.2200	36,220.00	1,000

SIP	1/15/2008	36.1392	40,475.86	1,120
SIP	1/25/2008	36.2200	36,220.00	1,000

SIPII	1/14/2008	36.1684	47,018.90	1,300
SIPII	1/15/2008	36.1392	40,475.86	1,120

Broad Park	1/15/2008	36.1392	40,475.86	1,120

LSBK	1/15/2008	36.1392	40,475.86	1,120

Berggruen	1/14/2008	36.1530	46,998.90	1,300

LAWRENCE B. SEIDMAN
100 Misty Lane
Parsippany, NJ 07054
(973) 952-0405
(973)781-0876 fax
January 30, 2008

Via Federal Express
Gerard H. Brandi
Chairman of the Board, President
  and Chief Executive Officer
MASSBANK Corp.
123 Haven Street
Reading, MA  01867

Dear Mr. Brandi:

I have been informed that you contacted the Chief Executive Officer (CEO) (who is also a director) and the Chairman of the Board of Center Bancorp, Inc. (CNBC) and its subsidiary, Union Center National Bank (UCNB) to inquire about me.  When the CEO made positive and complimentary comments about my contributions as a CNBC Board member, you abruptly ended the conversation by telling him he was not the person you wanted to speak with.

During your phone conversation with the Chairman of the CNBC Board, he agreed with and reinforced the CEO’s positive comments concerning my performance as a Director.  You told the Chairman that you heard a different story from your professionals with respect to my service on other Bank Boards.  The Chairman told you that CNBC’s had heard the same rumors, which have been proven to be unfounded.

Since you have a desire to investigate me, if you or your counsel contact me, I will provide you with the names of directors at every financial institution where I was a member of the Board, or had a representative on the Board, so you can contact these individuals, who have direct knowledge about me and my interaction with other financial institutions.

If I were you, I would check the sources of the information being provided to you.  Nobody profits from a proxy contest other than the consultants.  If you are serious about learning the truth, you only have to take me up on my offer.  I await your contact.

In addition, it was disclosed that in January, options were awarded to the directors and senior management.  Based upon the Company’s poor financial performance, it is my opinion that the award of options at this time is inappropriate.

                Very truly yours,

                                                /s/ Lawrence B. Seidman
                                      LAWRENCE B. SEIDMAN

LBS:jb